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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                        (Amendment No. _____________)*


                              Corvis Corporation
                              ------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                       (Title of Classes of Securities)

                                  221009 10 3
                                  -----------
                                (CUSIP Number)

                                 July 27, 2000
                                 -------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]    Rule 13d-1(b)
         [_]    Rule 13d-1(c)
         [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages
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------------------------                                   ---------------------
  CUSIP NO. 221009 10 3            13G                       Page 2 of 5 Pages
------------------------                                   ---------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

      David R. Huber

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            83,792,308 shares of common stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          11,175,960 shares of common stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             83,792,308 shares of common stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          11,175,960 shares of common stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      94,968,268 shares of common stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      26.8% of the common stock

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 pages
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Item 1(a).  Name of Issuer:

            Corvis Corporation

      (b).  Address of Issuer's Principal Executive Offices:

            7015 Albert Einstein Drive, Columbia, Maryland 21046

Item 2(a).  Name of Person Filing:

            David R.  Huber

      (b). Address of Principal Business Office or, if none, residence of filing person:

            7015 Albert Einstein Drive, Columbia, Maryland 21046

      (c).  Citizenship of filing person:

            United States

      (d).  Title of Classes of Securities:

            Common Stock, par value $0.01 per share

      (e).  CUSIP Numbers:

            221009 10 3

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

            Not applicable

Item 4.     Ownership.

      (a).  Amount Beneficially Owned:

            As of December 31, 2000, Dr. Huber beneficially owned 94,968,268 shares of common stock.

      (b).  Percent of Class:

            As of December 31, 2000, Dr. Huber beneficially owned 26.8% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

      (c).  Number of shares as to which such person has:

            (i). Sole power to vote or to direct the vote:

                 83,792,308 shares of common stock

                               Page 3 of 5 pages
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           (ii).  Shared power to vote or to direct the vote:

                  11,175,960 shares of common stock

          (iii).  Sole power to dispose or to direct the disposition of:

                  83,792,308 shares of common stock

           (iv).  Shared power to dispose or to direct the disposition of:

                  11,175,960 shares of common stock

Item 5.   Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

            Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No one person's interest in the Common Stock is more than five percent of the total outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.   Identification and Classification of Members of the Group.

            Not applicable.

Item 9.   Notice of Dissolution of a Group.

            Not applicable.

Item 10.  Certification.

            Not applicable.

                               Page 4 of 5 pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: February 14, 2001


                                    /s/ David R.  Huber
                                    -------------------
                                    David R. Huber



                               Page 5 of 5 pages